Exhibit 4.11

Execution Version
AMENDMENT AGREEMENT

Dated 29 March 2019
relating to a
REVOLVING CREDIT FACILITY
dated 16 March 2015
between

NORDIC AMERICAN OFFSHORE LTD.
as Borrower

DNB BANK ASA
and
SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)
as Mandated Lead Arrangers

DNB BANK ASA
as Bookrunner

THE FINANCIAL INSTITUTIONS
listed in Part I of Schedule 1
as  Original Lenders

DNB BANK ASA
as Security Agent and Agent

THE FINANCIAL INSTITUTIONS
listed in Part II of Schedule 1
as  Swap Banks

THIS AMENDMENT AGREEMENT (the "Agreement") is dated 29 March 2019 and made between:
(1)
NORDIC AMERICAN OFFSHORE LTD., a company, which following its redomiciliation from the Marshall Islands to Bermuda, is incorporated under the laws of Bermuda with company registration number 51869 and whose registered office is at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda  as borrower (the "Borrower");

(2)
BLUE POWER LIMITED, a company incorporated under the laws of Bermuda with company registration number 48473 and whose registered office is at Thistle House, 4 Burnaby Street, Hamilton, HM11, Bermuda as guarantor ("BPL");

(3)	DNB BANK ASA and SKANDINAVISKA ENSKILDA BANKEN AB (PUBL) as mandated lead arrangers (the "Arrangers");
(4)	THE FINANCIAL INSTITUTIONS listed in Part I of Schedule 1 of the Facility Agreement (as defined below) as original lenders (the "Original Lenders");
(5)	DNB BANK ASA as bookrunner (the "Bookrunner");
(6)	DNB BANK ASA as agent of the other Finance Parties (the "Agent") and security agent (the "Security Agent"); and
(7)	THE FINANCIAL INSTITUTIONS listed in Part II of Schedule 1 of the Facility Agreement (as defined below) as swap banks (the "Swap Banks").
WHEREAS:
(A)
Pursuant to a revolving credit facility agreement dated 16 March 2015 (the "Facility Agreement") between the Borrower, BPL, Nordic American Offshore (UK) Ltd. (in liquidation) (the "Retiring Guarantor"), the Arrangers, the Original Lenders, the Bookrunner, the Agent, the Security Agent and the Swap Banks the Original Lenders made available to the Borrower a certain revolving credit facility.

(B)
Pursuant to a release letter dated on or about the date hereof between the Agent, as agent, the Borrower as borrower, BPL as guarantor and the Retiring Guarantor as retiring guarantor, the Retiring Guarantor was released from the Facility Agreement.

(C)
Pursuant to a waiver and consent letter dated 12 December 2018 the Original Lenders granted a waiver (the "Waiver") of the financial covenants in Clause 23.2.1 (Minimum Value Adjusted Equity), Clause 23.2.2 (Minimum Value Adjusted Equity Ratio) and Clause 23.2.4. (Positive Working Capital), Clause 25.4 (Minimum Total Market Value) of the Facility Agreement,and amended the financial covenants in Clause 23.2.3 (Minimum Liquidity) of the Facility Agreement and the waiver has been extended, pursuant to a waiver extension letter dated 6 February 2019, further waiver extension letters dated 20 February 2019, 4 March 2019 and 8 March 2019 and by email correspondence, to and including  1 April 2019.

(D)	Pursuant to the waiver extension letter dated 6 February 2019, referred to above, the Available Facility was cancelled.

(E)
The Original Lenders and the Borrower are considering a refinancing of the Facility Agreement with a new term loan facility to be provided by the Original Lenders with a maturity dated of 6 December 2023 subject to, among other things, receipt by the Borrower of cash consideration of no less than USD 35,000,000 following a share issue in the Borrower  as reduced by the amount of any cash consideration received by the Borrower under the Equity Line of Credit (the "Equity Raise").

(F)
In order to finalise the Equity Raise the Borrower has requested an additional extension of the Waiver and the Original Lenders have agreed to the additional waiver subject to the amendments set out in, and the other terms of, this Agreement.

IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions
Unless a contrary indication appears, a term defined in the Facility Agreement as amended following the Effective Date (as defined below) has the same meaning when used in this Agreement, and:
"Effective Date" means:
(a)
the date on which the Agent notifies the Borrower that it has received all the documents and other evidence set out in Schedule 1 (Conditions precedent) to this Agreement in form and substance satisfactory to it; or

(b)	such earlier date as informed in writing by the Agent to the Borrower, provided, however, that the Effective Date may occur no later than 26 April 2019
"Waiver Period" means the period from and including the date of this Agreement to (i) 26 April 2019 (the "Initial Waiver Period") and (ii) following the Initial Waiver Period, and provided that the Effective Date has occurred within the Initial Waiver Period, the earlier to occur of:
(a)	31 January 2020;
(b)
the date on which the Borrower fails to comply with any condition set out in Clause 3 (Conditions of waiver) as determined by the Agent (acting on the instructions of any  Lender in such Lender's reasonable discretion);

(c)
the date occurring 15 Business Days after the Effective Date, if the Agent has not received all the documents and other evidence set out in Schedule 2 (Conditions subsequent) to this Agreement in form and substance satisfactory to it; and

(d)	the date on which any Event of Default occurs,
it being understood that the Waiver Period (including the Initial Waiver Period, as applicable) shall automatically terminate without further notice on such date.

1.2	Interpretation
The provisions of Clause 1.2 (Construction) of the Facility Agreement shall apply to this Agreement as though they were set out herein in their entirety, except that references to the Facility Agreement shall be construed as references to this Agreement.
2.	WAIVER
(a)	Subject to paragraph (b) below the Lenders hereby agree during the Waiver Period:
(i)
to suspend the following provisions of the Facility Agreement: Clause 23.2.1 (Minimum Value Adjusted Equity), Clause 23.2.2 (Minimum Value Adjusted Equity Ratio), Clause 23.2.4. (Positive Working Capital) and Clause 25.4 (Minimum Total Market Value) of the Facility Agreement;

(ii)
to amend Clause 23.2.3 (Minimum Liquidity) in respect of the Borrower to read as follows: "The Liquidity of the Borrower, on a consolidated basis, shall at all times during the Security Period be higher than zero."; and

(iii)
to waive any breach of Clause 21.20 (The Vessels), Clause 24.4 (Title), Clause 24.11 (Merger and, Clause 25.13 (Ownership, flag, name and registry) of the Facility Agreement required to permit any steps or actions necessary to complete the Permitted Reorganisation.

(b)	Following the expiry of the Waiver Period:
(i)
the original wording of the financial covenants (as amended pursuant to this Amendment Agreement following the Effective Date) set out in Clauses 23.2.1 (Minimum Value Adjusted Equity), 23.2.2 (Minimum Value Adjusted Equity Ratio), 23.2.3 (Minimum Liquidity), 23.2.4 (Positive Working Capital) and Clause 25.4 (Minimum Total Market Value) of the Facility shall apply;

(ii)	the waiver contained at subparagraph (iii) of paragraph (a) above shall terminate; and
(iii)	in respect of any breach of covenant or Event of Default in existence per the end of the Waiver Period, no remedy or cure period will apply.
3.	CONDITIONS OF WAIVER
Notwithstanding subparagraph (iii) of paragraph (a) of Clause 2 (Waiver):
(a)
neither of the AHTS SPVs may be transferred to the AHTS Holdco and none of the Crew SPVs may be transferred to Crew Holdco prior to (i) the establishment of AHTS Holdco and Crew Holdco as wholly owned direct Subsidiaries of the Borrower and (ii) the completion of the Permitted Vessel Transfers in respect of all of the Vessels; and

(b)
prior to the Effective Date no funds may be transferred from BPL, PSV Guarantor A, the PSV A SPVs, PSV Guarantor B, PSV B SPVs, PSV Charterer Guarantor A or PSV Charterer Guarantor B to other members of the Group but funds may be transferred between the aforementioned entities, and it is understood that the Waiver Period will automatically terminate on the date on which the Borrower fails to comply with any such condition set out above as determined by the Agent (acting on the instructions of any Lender in such Lender's sole discretion).
4.	AMENDMENTS
Subject to the terms of this Agreement, it is hereby agreed that with effect from and including the Effective Date the following amendments will be made to the terms of the Facility Agreement:
(a)	The following new definitions will be inserted at Clause 1.1 (Definitions) of the Facility Agreement:
'"AHTS Holdco" means, AHTS Holdco Limited, the special purpose corporation, established or to be established, as a wholly owned Subsidiary of the Borrower and which owns, or shall own, directly or indirectly, both of the AHTS SPVs.'
'"AHTS SPVs” means “Scorpio Baron Shipping Company Limited” and “Scorpio Brilliance Shipping Company Limited” each being a wholly owned Subsidiary of the AHTS Holdco and each owning one of the AHTS Vessels.’
'"AHTS Vessels" means each of the anchor handling tug supply vessels: "SOI Baron" and "SOI Brilliance".'
'"Amendment Agreement" means the amendment agreement dated 29 March 2019 in respect of this Agreement.'
'"Crew Holdco" means, the special purpose corporation, established or to be established, as a wholly owned Subsidiary of the Borrower and which owns, or shall own, directly or indirectly, each of the Crew SPVs.'
'"Crew SPVs” means “Petro Craft 2017-1 Shipping Company Limited”, “Petro Craft 2017-2 Shipping Company Limited”, “Petro Craft 2017-3 Shipping Company Limited”, “Petro Craft 2017-4 Shipping Company Limited”, “Petro Craft 2017-5 Shipping Company Limited”,, “Petro Craft 2017-7 Shipping Company Limited ”, “Petro Craft 2017-8 Shipping Company Limited ”, “Petro  Combi 6030-01 Shipping Company Limited”, “Petro  Combi 6030-02 Shipping Company Limited”, “Petro  Combi 6030-03 Shipping Company Limited”and “Petro  Combi 6030-04 Shipping Company Limited.’
'"Crew Vessels" means each of crew vessels: "Petro Craft 2005-1", "Petro Craft 2005-2", "Petro Craft 1605-1", "Petro Craft 1605-2", "Petro Craft 1605-3", "Petro Craft 1605-5", "Petro Craft 1605-6", "Petro Craft 1905-01", "Petro Craft 1905-02", "Petro Craft 1905-03" and "Petro Craft 1905-04".'
'"Crew Holdco Intercompany Loan Assignment" means the intercompany loan assignment agreement collateral to this Agreement entered or to be entered into between each relevant member of the Group and the Security Agent( on behalf of the Finance Parties and the Swap Banks) for the first priority assignment of the claims of such member of the Group under any loan from it to Crew Holdco as security for the Obligors' obligations under the Finance Documents and Swap Agreements, in form and substance satisfactory to the Security Agent (on behalf of the Finance Parties and the Swap Banks).’

'"Crew Holdco Share Pledge" means the share pledge agreement collateral to this Agreement entered or to be entered into between the Borrower and the Security Agent (on behalf of the Finance Parties and the Swap Banks) for the first priority pledge over all of the shares in Crew Holdco as security for the Obligors' obligations under the Finance Documents and Swap Agreements, in form and substance satisfactory to the Security Agent (on behalf of the Finance Parties and the Swap Banks).’
'"Equity Line of Credit" means the common stock purchase agreement entered into or to by entered into by the Borrower, Scorpio Offshore Investments Inc. (“SOI”) and Mackenzie Financial Corporation for and on behalf of certain Mackenzie funds and accounts in respect of the issuance and sale of common stock in the Borrower and the purchase of such common stock by SOI and Mackenzie Financial Corporation for and on behalf of certain Mackenzie funds and accounts.'
'"Group” means the Borrower and its Subsidiaries.’
'"Original Lender A" means DNB Bank ASA in its capacity as Original Lender and Original Swap Bank.'
'"Original Lender B" means Skandinaviska Enskilda Banken AB (publ) in its capacity as Original Lender and Original Swap Bank.’
'"Permitted Reorganisation" means:
(a)
the establishment of PSV Guarantor A, each of the PSV A SPVs, PSV Guarantor B and each of the PSV B SPVs and the acquisition by BPL of the PSV Charterer Guarantor A and the PSV Charterer Guarantor B provided that prior to any Permitted Vessel Transfer the conditions precedent set out in paragraphs 1, 2 and 3 of Schedule 1 (Conditions Precedent) to the Amendment Agreement have been satisfied;

(b)
each Permitted Vessel Transfer provided that (i) the completion of the steps set out in paragraph (a) above have been completed prior to the first Permitted Vessel Transfer, (ii) the conditions precedent set out in paragraphs 4 and 5 of Schedule 1 (Conditions Precedent)  to the Amendment Agreement in respect of the relevant Vessel have been satisfied or will be satisfied on the date of such Permitted Vessel Transfer, and (iii) within 7 days of the first Permitted Vessel Transfer each PSV A Vessel is transferred to its respective PSV A SPV and each PSV B Vessel is transferred to its respective PSV B SPV.’

'"Permitted Vessel Transfer" means the transfer of a PSV A Vessel to its respective PSV  A SPV and the transfer of a PSV B Vessel to its respective PSV  B SPV.'
'"PSV A Vessels " means, collectively, NAO Guardian, NAO Protector, NAO Storm, NAO Thunder and NAO Viking, unless a different distribution of the PSV A Vessels and PSV B Vessels is agreed between the Lenders.'
'"PSV B Vessels" means, collectively, NAO Fighter, NAO Power, NAO Prosper, NAO Galaxy and NAO Horizon, unless a different distribution of the PSV A Vessels and PSV B Vessels is agreed between the Lenders.'
'"PSV Charterer Guarantor A" means, Delta PSV Norway AS (formerly known as  Athomstart Invest 367 AS) ,a limited liability company established under the laws of Norway being a wholly Subsidiary of BPL and, following the Permitted Vessel Transfer, the charterer (in respect of any internal Charterparty) and the disponent owner (in respect of any external Charterparty) in respect of any Charterparty relating to the PSV A Vessels.'
'"PSV Charterer Guarantor B" means, NAO Norway AS, a limited liability company, established under the laws of Norway as a wholly owned Subsidiary of BPL and, following the Permitted Vessel Transfer, the charterer (in respect of any internal Charterparty) and the disponent owner (in respect of any external) in respect of any Charterparty relating to the PSV B Vessels.'
'"PSV Group" means BPL, PSV Guarantor A, PSV Guarantor B, PSV Charterer Guarantor A, PSV Charterer Guarantor B, each of the PSV A SPVs and each of the PSV B SPVs.‘
'"PSV Guarantor A" means, “Delta Cistern V Limited”, the special purpose corporation, established or to be established, under the laws of Bermuda  as a wholly owned Subsidiary of BPL.'
'"PSV A SPVs” means, “Storm Shipping Company Limited”, “Viking Shipping Company Limited”, “Protector Shipping Company Limited”, “Guardian Shipping Company Limited”, and “Thunder Shipping Company Limited” each being a special purpose corporation, established, under the laws of the Marshall Islands  as a wholly owned Subsidiary of PSV Guarantor A and which will each, following the Permitted Vessel Transfer, own one of the PSV A Vessels.’
'"PSV Guarantor B" means, “Sierra Cistern V Limited”, the special purpose corporation, established or to be established, under the laws of Bermuda  as a wholly owned Subsidiary of BPL.'
'"PSV B SPVs” means, “Galaxy Shipping Company Limited”, “Horizon Shipping Company Limited”, “Power Shipping Company Limited”, “Prosper Shipping Company Limited”, and “Fighter  Shipping Company Limited” each being a  special purpose corporation, established or to be established, under the laws of the Marshall Islands as a wholly owned Subsidiary of PSV Guarantor B and which will each, following the Permitted Vessel Transfer, own one of the PSV B Vessels.’
'"Restricted Group” means members of the Group not including the PSV Group.’
(b)
The definitions of "Approved Ship Registry", "Assignment Agreement", "Commercial Manager", "Mortgage", "Security Documents", "Technical Manager", "Share Pledge Agreements", and "Vessels" at Clause 1.1 (Definitions) of the Facility Agreement shall be deleted and replaced with the following new definitions:

'"Approved Ship Registry" means the Norwegian International Ship Registry, the Norwegian Ordinary Ship Registry, the Ship Register of the United Kingdom, and in respect of NAO Viking the Marshall Islands Ship Register in combination with a bareboat registration in the name of PSV Charterer Guarantor A in the Bermudan Ship Register, in respect of NAO Guardian the Marshall Islands Ship Register in combination with a bareboat registration in the name of PSV Charterer Guarantor A in the UK Ship Register and in respect of NAO Horizon, NAO Galaxy and NAO Power the Marshall Islands Ship Register in combination with a bareboat registration in the name of PSV Charterer Guarantor B in the UK Ship Register or such other reputable ship registry or flag acceptable to the Lenders (acting reasonably).'
'"Assignment Agreement" means the Crew Holdco Intercompany Loan Assignment and any assignment collateral to this Agreement for (i) the first priority assignment of the Earnings under the Charterparties with a fixed duration of more than twelve (12) months, the Insurances, any monetary claims under intercompany loan agreements granted by any Obligor, and (ii) the first priority pledge of the Earnings Accounts held with the Agent in Norway, to be made between the relevant Obligor and the Security Agent (on behalf of the Finance Parties and the Swap Banks) as security for all amounts due from time to time under the Finance Documents and the Swap Agreement(s), in form and content acceptable to the Security Agent (on behalf of the Finance Parties and the Swap Banks).‘
'"Commercial Manager" means any of the Obligors, Remøy Shipping AS, V.Ships Offshore Ltd. or any third party commercial manager acceptable to the Majority Lenders (acting reasonably).’
'"Mortgage" means each of the first priority mortgages (each in the maximum secured amount of USD 200,000,000 plus interests, costs and expenses) and deeds of covenants collateral thereto or declarations of pledge thereto (if any) to be executed and recorded by the relevant Obligor against each of the Vessels in an Approved Ship Registry or in the Marshall Islands Registry (only as underlying registry) in favour of the Agent (on behalf of the Finance Parties and the Swap Banks) as security for all amounts due from time to time under the Finance Documents and the Swap Agreement(s), in form and substance satisfactory to the Agent (on behalf of the Finance Parties and the Swap Banks).'
'"Security Documents" means all or any of the security documents as may be entered into from time to time pursuant to Clause 20 (Security).'
'"Share Pledge Agreements" means, the Crew Holdco Share Pledge and the share pledge agreements collateral to this Agreement entered or to be entered into between the Borrower, BPL, PSV Guarantor A or PSV Guarantor B (as the case may be) and the Security Agent (on behalf of the Finance Parties and the Swap Banks) for the first priority pledge over the Shares as security for the Obligors' obligations under the Finance Documents and Swap Agreements, in form and substance satisfactory to the Security Agent (on behalf of Finance Parties and the Swap Banks).'
'"Technical Manager" means any of the Obligors, Remøy Shipping AS, V.Ships Offshore Ltd. or any third party technical manager acceptable to the Majority Lenders.’
'"Vessels" means
(a)
M/V "NAO FIGHTER" ("NAO Fighter"), an offshore supply vessel built in 2012 with IMO number 9613692 owned by and registered in the name of the Borrower prior to the relevant Permitted Vessel Transfer, and Fighter Shipping Company Limited following the relevant Permitted Vessel Transfer, in the Norwegian International Ship Registry;

(b)
M/V "NAO GUARDIAN" ("NAO Guardian"), an offshore supply vessel built in 2013 with IMO number 9665114 owned by and registered in the name of the Borrower prior to the relevant Permitted Vessel Transfer, and Guardian Shipping Company Limited following the relevant Permitted Vessel Transfer, in the Marshall Islands Ship Register and bareboat registered in the UK Ship Register;

(c)
M/V "NAO POWER" ("NAO Power"), an offshore supply vessel built in 2013 with IMO number 9651890 owned by and registered in the name of BPL prior to the relevant Permitted Vessel Transfer, and Power Shipping Company

Limited following the relevant Permitted Vessel Transfer, in the Marshall Islands Ship Register and bareboat registered in the UK Ship Register;
(d)
M/V "NAO PROSPER" ("NAO Prosper"), an offshore supply vessel built in 2012 with IMO number 9312707 owned by and registered in the name of the Borrower prior to the relevant Permitted Vessel Transfer, and Prosper Shipping Company Limited following the relevant Permitted Vessel Transfer, in the Norwegian International Ship Registry;

(e)
M/V "NAO PROTECTOR" ("NAO Protector"), an offshore supply vessel built in 2013 with IMO number 9665126 owned by and registered in the name of the Borrower prior to the relevant Permitted Vessel Transfer, and Protector Shipping Company Limited following the relevant Permitted Vessel Transfer, in the Norwegian Ordinary Ship Registry;

(f)
M/V "NAO STORM" ("NAO Storm"), an offshore supply vessel built in 2014 with IMO number 9722510 owned by and registered in the name of the Borrower prior to the relevant Permitted Vessel Transfer, and Storm Shipping Company Limited following the relevant Permitted Vessel Transfer, in the Norwegian Ordinary Ship Registry;

(g)
M/V "NAO THUNDER" ("NAO Thunder"), an offshore supply vessel built in 2013 with IMO number 9665102 owned by and registered in the name of the Borrower prior to the relevant Permitted Vessel Transfer, and Thunder Shipping Company Limited following the relevant Permitted Vessel Transfer, in the Norwegian International Ship Registry;

(h)
M/V "NAO VIKING" (''NAO Viking"), an offshore supply vessel built in 2014 with IMO number 9722522 owned by and registered in the name of BPL prior to the relevant Permitted Vessel Transfer, and Viking Shipping Company Limited following the relevant Permitted Vessel Transfer, in the Marshall Islands Ship Register and bareboat registered in the Bermudian Ship Registry;

(i)
M/V "NAO Galaxy" (''NAO Galaxy"), an offshore supply vessel built in 2016 with IMO number 9748344 owned by and registered in the name of the Borrower prior to the relevant Permitted Vessel Transfer, and Galaxy Shipping Company Limited following the relevant Permitted Vessel Transfer, in the Marshall Islands Ship Register and bareboat registered in the UK Ship Register; and

(j)
M/V "NAO Horizon" (''NAO Horizon"), an offshore supply vessel built in 2016 with IMO number 9747493 owned by and registered in the name of the Borrower prior to the relevant Permitted Vessel Transfer, and Horizon Shipping Company Limited following the relevant Permitted Vessel Transfer, in the Marshall Islands Ship Register and bareboat registered in the UK Ship Register;

(c)	Paragraph (c) of Clause 22.1 (Financial Statements) of the Facility Agreement shall be re-numbered as paragraph (d) and the following new paragraph (c) shall be included:
'once every fourteen (14) days (i) its consolidated three (3) month forward looking liquidity budget and (ii) three (3) month forward looking liquidity budget for each member of the Group; and'
(d)	Sub paragraph (d) of Clause 23.1 (Financial Definitions) of the Facility Agreement shall be amended to read as follows:

'"Liquidity" means cash in hand or on freely available deposit with any financial institution and in the case of BPL only, deposited on an Earnings Account with the Agent.'
(e)	The following new paragraphs shall be included at Clause 23.2.3 (Minimum Liquidity) of the Facility Agreement:
'The Liquidity of BPL shall at all times (consolidated with any subsidiary of BPL but otherwise unconsolidated with the rest of the Group) during the Security Period, exceed USD 5,000,000 and immediately following any utilisation of the Equity Line of Credit shall exceed USD 7,500,000.'
'The Liquidity of AHTS Holdco shall at all times (consolidated with any subsidiary of AHTS Holdco but otherwise unconsolidated with the rest of the Group) during the Security Period, exceed USD 250,000.'
'The Liquidity of Crew Holdco shall at all times (consolidated with any subsidiary of Crew Holdco but otherwise unconsolidated with the rest of the Group) during the Security Period, exceed USD 250,000.'
(f)	Clause 24.5 (Negative pledge) of the Facility Agreement shall be amended to read as follows:
'The Obligors shall procure that no Security Interest is created or subsists over the the Crew Vessels or any of the assets of (including, all of the shares in) Crew Holdco and the Crew SPVs and the Obligors shall not create or permit to subsist any Security Interest over any of the Vessels, shares in the Guarantors, the Earnings, the Insurances, the Charterparties, nor the Earnings Account, other than:
(a)	Security Interests under the Finance Documents;
(b)	Permitted Encumbrances; and
(c)	Security Interests consented to in writing by the Agent (acting upon instructions from the Majority Lenders.'
(g)	The following new clause 24.10 (Equity Line of Credit) shall be inserted into the Facility Agreement:
'The Borrower shall procure that:
(a)
members of the Group, other than BPL, PSV Guarantor A and PSV Guarantor B, do not receive, directly or indirectly, more than USD 5,000,0000 in aggregate of proceeds of any utilisation of the Equity Line of Credit , including when aggregated with any funds received by AHTS Holdco, AHTS SPVs, Crew Holdco and Crew SPVs in connection with the first utilisation of the Equity Line of Credit;

(b)
(i) any funds received by BPL from any utilisation of the Equity Line of Credit shall be paid to an Earnings Account of BPL held with the Agent and (ii) such funds necessary to maintain compliance with 23.2.3 (Minimum Liquidity) in respect of BPL shall be maintained on such Earnings Account of BPL; and

(c)
no funds may be transferred from the PSV Group to any member of the Restricted Group unless: (i) USD 5,000,000 in proceeds of the Equity Line of Credit has been utilised by members of the Restricted Group, (ii) the Obligors would not be in compliance with Clause 23.2.3 (Minimum Liquidity) in respect of the AHTS Holdco and/or the Crew Holdco if such transfer was not made, and (iii) following the transfer the Obligors would be in compliance with Clause 23.2.3 (Minimum Liquidity) in respect of BPL.
(h)	The following new clause 24.11 (Recapitalisation) shall be inserted into the Facility Agreement:
'The Borrower shall procure that:
(a)
upon request of the Agent, and without undue delay, the Lenders are provided with copies of all correspondence with the Securities and Exchange Commission of the United States of America (the "SEC") in relation to the shelf registration of the Borrower with the New York Stock Exchange, provided that provision of such correspondence to the Lenders is not prohibited by applicable law or regulation; and

(b)
the Agent (i) is provided with satisfactory evidence that the registration statement in respect of the shelf registration of the Borrower with the New York Stock Exchange has been approved by the SEC or (ii) has approved (acting on the instructions of the Lenders in their sole discretion) an alternative plan, provided by the Borrower, for the recapitalisation of the Group, in each case by  no later than 30 October 2019.'

(i)	Paragraph (a) of Clause 25.5 (Restrictions on chartering, appointment of Managers etc) of the Facility Agreement shall be amended to read as follows:
'enter into any Charterparty which is not on arm's length terms and conditions or in the case of any external Charterparty for a term of more than six (6) months unless the terms of any such Charterparty have been approved by the Agent (acting reasonably) in writing prior to the date that such Charterparty is entered into, it being understood that the Agent may (acting reasonably) request that certain amendments are made to such Charterparty as a condition for approval and that the Agent will respond to any request for approval of a Charterparty within five (5) Business Days. In the event the Agent does not respond to requests for approval hereunder within five (5) Business Days the Agent will be deemed to have approved the Charterparty'.
(j)	Clause 25.13 (Ownership, flag, name and registry) of the Facility Agreement shall be amended to read as follows:
'Other than in respect of the change of ownership contemplated by the Permitted Reorganisation, the Obligors shall not change the ownership, flag, name or registry of any of the Vessels, without the prior written consent of the Agent (on behalf of the Lenders) (not to be withheld in case of change of flag to an Approved Ship Registry). The Agent shall notify the Borrower of the conditions precedent applicable to any permitted change in ownership, flag, name or registry.'
(k)	The following new Clause 26.15 (Equity Line of Credit) shall be inserted into the Facility Agreement:
'Any party to the Equity Line of Credit cancels, terminates or fails to comply with the Equity Line of Credit in any respect or the Equity Line of Credit otherwise ceases to be valid, effective, and binding on the parties to it.'
(l)	Clause 26.15 (Acceleration) shall be renumbered to be Clause 26.16.

(m)	The following new Clause 26.17 (Unilateral Acceleration) shall be inserted into the Facility Agreement:
'Notwithstanding Clause 26.16 (Acceleration) and without prejudice to the rights and remedies of the Lenders contained therein, on and at any time after the occurrence of any Event of Default (which is continuing), the Agent may, and shall if so directed by either Original Lender A or Original Lender B, by notice to the Borrower start enforcement in respect of the Security Interests established by the Security Documents.’
(n)	Clause 27.1 (Assignment and transfers by the Lenders) of the Facility Agreement shall be amended to read as follows:
'Subject to this Clause 27, a Lender (the "Existing Lender") may (in its sole discretion):
(a)	assign any of its rights; or
(b)	transfer any of its rights and obligations,
in respect of all or part of its participation in the Facility (but in the case of part, in an amount of no less than USD 5,000,000) to another bank or financial institution or to a trust, fund, or other entity  which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "New Lender").
(o)	Paragraphs (a) and (b) of Clause 27.2 (Condition of Assignment and Transfer) of the Facility Agreement shall be deleted and the remaining paragraphs shall be renumbered accordingly.
5.	REPRESENTATION
Each Obligor makes the Repeating Representations to each Finance Party by reference to the facts and circumstances then existing on the date of this Agreement and on the Effective Date.
6.	SECURITY AND GUARANTEES
Each Obligor confirms and agrees that the guarantee and indemnity contained in Clause 19 (Guarantee and Indemnity) of the Facility Agreement and the Security Interests created or intended to be created under the Security Document shall, on and after the date of this Agreement and following the transactions contemplated by this Agreement, continue in full force and effect and extend to all the liabilities and obligations of each Obligor under or in respect of the Facility Agreement as amended following the Effective Date and the other Finance Documents.
7.	COSTS AND EXPENSES
The Borrower shall promptly following demand pay to the Agent the amount of all costs and expenses (including external legal fees) reasonably incurred by the Agent in connection with this Agreement and the transactions contemplated by this Agreement.

8.	FINANCE DOCUMENT
This Agreement shall be a Finance Document.
9.	GOVERNING LAW
This Agreement is governed by Norwegian law.
10.	ENFORCEMENT
10.1	Jurisdiction
(a)
The courts of Norway have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (each a "Dispute") and the Parties therefore irrevocably submit to the exclusive jurisdiction of the Oslo district court (Oslo tingrett).

(b)
Notwithstanding paragraph (a) above, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

10.2	Service of process
Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than any Obligor incorporated in Norway):
(a)	irrevocably appoints NAO Norway AS as its agent for service of process in relation to any proceedings before the Norwegian courts in connection with any Finance Document; and
(b)	agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.
This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
Conditions Precedent
1.	Obligors
(a)	A copy of the constitutional documents of the Borrower and BPL.
(b)	A copy of a resolution of the board of directors of the Borrower and BPL:
(i)	approving the terms of, and the transactions contemplated by, this Agreement and resolving that it execute this Agreement; and
(ii)	authorising a specified person or persons to execute this Agreement on its behalf; and
(c)	If applicable, a copy of a resolution signed by all the holders of the issued shares in each Guarantor, approving the terms of, and the transactions contemplated by this Agreement.
(d)
A certificate of an authorised signatory of each relevant Obligor certifying that each copy document relating to it specified in this Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement; and containing a specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

2.	PSV Guarantor A, each of the PSV A SPVs, PSV Guarantor B, each of the PSV B SPVs, PSV Charterer Guarantor A, PSV Charterer Guarantor B
(a)	A copy of the certificate of incorporation (or similar) for each such Additional Guarantor.
(b)	A copy of the articles of association (or similar) for each such Additional Guarantor .
(c)	A copy of a certificate of good standing (if relevant) for each such Additional Guarantor.
(d)	A copy of resolutions of the board of directors for each such Additional Guarantor:
(i)
approving the terms of, and transaction contemplated by the Finance Documents to which it is a party and resolving that it execute, deliver and perform the Finance Documents to which it is a party; and

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf.
(e)	a certificate signed by an authority signatory of each such Additional Guarantor
(i)	certifying that each copy document relating to it and provided in connection with its accession as an Additional Guarantor is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of its accession;
(ii)	confirming that guaranteeing or securing, as appropriate, the Total Commitments would not cause any limit binding on it to be exceeded; and
(iii)	containing a specimen signature of each person authorised by the resolution referred to in (d) above.
(f)
such documentation and other evidence needed for the Agent or any Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulation in respect of the accession of each Additional Guarantor to this Agreement.

(g)	any other document or instrument required by the Agent.
3.	Permitted Reorganisation
(a)	Evidence that PSV Guarantor A, PSV Guarantor B and PSV Charterer Guarantor B have been established as wholly owned direct Subsidiaries of BPL;
(b)	Evidence that the PSV A SPVs have been established as wholly owned direct Subsidiaries of PSV Guarantor A;
(c)	Evidence that the PSV B SPVs have been established as wholly owned direct Subsidiaries of PSV Guarantor B;
(d)
Evidence that each of PSV Guarantor A, the PSV A SPVs, PSV Guarantor B, the PSV B SPVs, PSV Charterer Guarantor A and PSV Charterer Guarantor B have acceded to the Facility Agreement in accordance with its terms as Additional Guarantors;

(e)
Each Share Pledge Agreement (other than the Crew Holdco Share Pledge) duly executed by the relevant Obligor together with all notices, acknowledgements and other ancillary documents required pursuant to the terms of each such Share Pledge Agreement; and

(f)	The Legal Opinions referred to at paragraph 5 below in agreed form.
4.	Vessels
(a)
Such evidence that the Agent may reasonably require that each of the PSV A Vessels has been transferred to the relevant PSV A SPV and each of the PSV B Vessel has been transferred to the relevant PSV B SPV including:

(i)	the deed of agreement in connection with the sale of each Vessel to the relevant Additional Guarantor;
(ii)	a copy of the bill of sale in relation to each Vessel; and
(iii)	a copy of the duly executed protocol of delivery and acceptance in relation to each Vessel.

(b)
Evidence by way of a transcript of registry issued by the relevant ship register that each Vessel is registered in the name of the relevant PSV A SPV or PSV B SPV, free from encumbrances other than the relevant Mortgage, and that the Mortgage has been registered in favour of the Agent on first priority.

(c)
In respect of NAO Viking only, such documents or evidence in connection with the bareboat registration of the vessel in the Bermudan Ship Register as the Agent may reasonably require and in respect of each of NAO Guardian, NAO Horizon, NAO Galaxy and NAO Power, such documents or evidence in connection with the bareboat registration of each vessel in the UK Ship Register as the Agent may reasonably require.

(d)
Each Security Document (other than those received in connection with paragraph 3 above and the Crew Holdco Intercompany Loan Assignment) duly executed by the relevant Obligor together with all notices, acknowledgements and other ancillary documents required pursuant to terms of each such Security Document.

(e)
Evidence that the Finance Parties' security interests in the insurance policies required in accordance with Clause 25.2 (Insurances) have been noted in accordance with relevant notices and acknowledgements as required under the Security Documents.

(f)
Evidence that any internal bareboat Charterparty has been novated so that any such Charterparty is between the relevant PSV A SPV as owner and PSV Charterer Guarantor A as bareboat charterer in respect of the PSV A Vessels and the relevant PSV B SPV as owner and PSV Charterer Guarantor B as bareboat charterer in respect of the PSV B Vessels.

(g)
Evidence that any external Charterparty shall have been novated so any such Charterparty is between the relevant PSV A SPV as owner or PSV Charterer Guarantor A as disponent owner and the counterparty to such external charterparty in the respect of the PSV A Vessels and the relevant PSV B SPV as owner or PSV Charterer Guarantor B as disponent owner and the counterparty to such external charterparty in the respect of the PSV B Vessels.

5.	Legal opinions
Legal Opinions of legal advisors (including with limitation, special maritime counsel) to the Agent in all relevant jurisdictions.
6.	AHTS Vessels / Crew Vessels
(a)
Evidence that AHTS Holdco and Crew Holdco have been established as wholly owned direct Subsidiaries of the Borrower and that both of the AHTS SPVs have been transferred to AHTS Holdco and each of the Crew SPVs  have been transferred to Crew Holdco including:

(i)	the share purchase agreement in connection with the purchase of the shares in each of the AHTS SPVs and Crew SPVs by the relevant member of the Group; and

(ii)	Stock Transfer documentation evidencing the completion of the share purchases pursuant to the share purchase agreements referred to at paragraph (i) above.
(b)	The Crew Holdco Share Pledge duly executed by the relevant Obligor together with all notices, acknowledgements and other ancillary documents required pursuant to the terms thereof.
(c)	The Crew Holdco Intercompany Loan Assignment duly executed by the relevant Obligor together with all notices, acknowledgements and other ancillary documents required pursuant to the terms thereof.
7.	Equity Line of Credit
Evidence that the Equity Line of Credit for USD 20,000,000 has been entered into by all parties thereto and all conditions for its effectiveness have been met.
8.	Other documents and evidence
(d)	A copy of all Management Agreements including any amendments thereto.
(e)	A copy of all Charterparties including any amendments thereto.
(f)	A copy of the acceptance of appointment of any process agent required to be appointed pursuant to this Agreement.
(g)	Evidence that any costs and expenses then due from the Borrower pursuant to the terms of this Agreement have been paid or will be paid to the extent due.
(h)
A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(i)	Any other document or instrument reasonably required by the Agent.

SCHEDULE 2
Conditions Subsequent
1.	Evidence that proceeds from the first utilisation of the Equity Line of Credit have been applied to:
(i)	ensure compliance with Clause 23.2.4 (Minimum Liquidity) of the Facility Agreement in respect of BPL; and
(ii)	fund AHTS Holdco and Crew Holdco in a minimum amount of USD 2,000,000 in aggregate.

SIGNATURES
THE BORROWER
Nordic American Offshore Ltd.

By:	/s/ Cameron Mackey
Name:	Cameron Mackey
Title:	Chief Operating Officer

THE ORIGINAL GUARANTOR
Blue Power Limited

By:	/s/ Filippo Lauro
Name:	Filippo Lauro
Title:	Director

THE ORIGINAL LENDERS
DNB Bank ASA

By:	/s/ James Elvik-Bull
Name:	James Elvik-Bull
Title:	Attorney in Fact

Skandinaviska Enskilda Banken AB (Publ)

By:	/s/ James Elvik-Bull
Name:	James Elvik-Bull
Title:	Attorney in Fact

THE ARRANGERS
DNB Bank ASA

By:	/s/ James Elvik-Bull
Name:	James Elvik-Bull
Title:	Attorney in Fact

Skandinaviska Enskilda Banken AB (Publ)

By:	/s/ James Elvik-Bull
Name:	James Elvik-Bull
Title:	Attorney in Fact

THE SWAP BANKS
DNB Bank ASA

By:	/s/ James Elvik-Bull
Name:	James Elvik-Bull
Title:	Attorney in Fact

Skandinaviska Enskilda Banken AB (Publ)

By:	/s/ James Elvik-Bull
Name:	James Elvik-Bull
Title:	Attorney in Fact

THE AGENT AND SECURITY AGENT
DNB Bank ASA

By:	/s/ James Elvik-Bull
Name:	James Elvik-Bull
Title:	Attorney in Fact